EXHIBIT 99.2

By Certified Mail

Return Receipt Requested

January 24, 2018

Board of Directors

NTN Buzztime, Inc.

2231 Rutherford Road, Suite #200

Carlsbad, CA 92008

Re: Company Performance and Governance

Dear Members of the Board:

I hold 8.63% of the common stock of NTN Buzztime, Inc. (the“Company”). I have also participated in an ongoing private dialogue with the Company’s management, including Board Chairman Jeff Berg and CEO Ram Krishnan, regarding the Company’s sales strategies and lack of sales execution to increase its net site count and net revenue growth. Although I have enjoyed these conversations and have appreciated the opportunity they afforded me to discuss sales ideas and suggestions, they unfortunately did not yield a change of management’s failed sales strategies and tactics. Instead, these discussions only validated why net site count growth and net revenue growth have been elusive to the Company for the past 10 years. While the Company’s track record speaks for itself, it has become clear that sales skills are not central to the core DNA of the Company or the Board of Directors, and as a result the Company has only been able to survive but not thrive with its current composition and mindset.

In particular, I am troubled by the Company’s relentless dependence on a single large customer, albeit a great legacy customer with strong organic growth of its own. In addition, on every earnings call there is a false narrative of potential new sales growth, to be driven by the Company’s latest & greatest marketing tactics and product releases – all of which haven’t cumulatively increased net site count or net revenue in approximately ten years (as of 12/31/07). In fact, the complete opposite has occurred over the past decade as the Company has suffered a 30% reduction in net site count, a 25% reduction in net revenue, has squandered $30 million in accumulated losses, and had its stock depreciate by 83% from $31.00 to $5.41 (as of 1/22/18) – all while the broader stock market continues to hit record highs. Finally, this has all occurred in spite of the growth of the Company’s largest customer, without which a more severe reduction in the Company’s net site count would reveal an even wider loss closer to 50%.

Clearly after a decade of losing its grip on its core gaming market and also moving too tepidly into adjacent markets (thus allowing competitors to materialize and in some instances build moats), it is time for visionary thinking, and most definitely, a Board that is acutely focused on improving sales execution. The days of the Company relying on 1) financial tricks such as reverse/forward stock splits, shareholder dilution, endless cost cutting; 2) marketing and sales tricks such as player partnerships that are de-minimis to net revenue & net site count growth, along with vague sales strategies as outlined in the Company’s disclosure filings & earnings calls; and 3) the endless excuses as to why sales ultimately never materialize – must finally come to an end. Thus, the time for corrective sales action is now.

In seeking to rectify the concerning issues outlined above, I propose two items be placed before shareholders to vote upon during the upcoming 2018 annual meeting of stockholders.

First, I nominate myself as a candidate for election to the Board of Directors of the Company at the upcoming 2018 annual meeting of stockholders. By leveraging my 20 years’ experience as a dedicated sales professional (see my biography on the next page), I would add a critical core competency that is currently lacking in the Board of Directors. Furthermore, I offer numerous complimentary skills such as strategic planning, business building, e-commerce, operations, and in-depth knowledge of the financial markets. Finally, I have been a stockholder in the Company for approximately nine years, have participated in the Company’s November 2016 registered direct offering, and have followed the Company along with its competitive landscape since 1991.

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Please find my personal biography as follows1:

Sean Gordon was a Managing Director of Barclays Capital and the Head of U.S. Retail Sales for Alternative Investments from 2001-2013. In this capacity, he built the firm’s Retail Division from the ground up, turning a niche business into a market share leader. He increased product sales from $200 million to $5 billion+ by leveraging internal & external stakeholders including his clients, sales teams, product engineering, operations, accounting, legal, compliance, information technology, e-commerce, etc. From 1994-2001, he worked at UBS as Director of Retail Credit Sales, with one year as the U.S. Head of E-commerce to scale his unit’s sales model to the firm’s entire Fixed Income Division. From 1990-1994, he worked at Morgan Stanley in their Accounting Department. Sean Gordon holds a BA in Finance and an MBA in Management. Finally, Mr. Gordon has over 25 years of experience as a professional investor & is currently active in a portfolio of investments.

In summary, my background, experience, sales core, and keen interest in the Company have provided me with a strong understanding of the market the Company competes in, what it takes for the Company to succeed, and the skills & passion that are needed to help the Company and its stock thrive. Currently the Company’s stock trades at $5.41 (as of 1/22/18), yielding a market cap of $13.6mm, which is roughly 61% of its annual sales. In comparison, the average technology company trades at 3x or 300% of annual sales, which would equate to a stock price of approximately $26.61. Not to mention, if net revenue growth was targeted more aggressively than the 5% level the Board sets for executive bonus compensation (a low bar it can’t even reach), the stock could potentially move higher towards $50.00+.

Secondly, I propose for the Company to give shareholders direct access to the Company’s proxy materials. This would permit a single shareholder or group of up to 20 shareholders that hold more than 3% of the Company’s stock for more than 3 years to be eligible to nominate director candidates for up to 20% of the Company’s Board seats. This proposal would result in numerous benefits as follows:

•	All shareholders would be afforded a more balanced & inclusive approach in the Company’s Board selection process.

•	Direct proxy access would make it significantly easier (and less costly) to present shareholders with meaningful choices regarding board composition.

•	A shareholder activist trend is developing; therefore, voluntarily adopting proxy access bylaws to avoid a public relations backlash and preempt activists can in turn conserve company resources (i.e., time, money, management resources).

•	It would be easier (and less political) for Boards to replace underperforming directors, as directors are increasingly expressing dissatisfaction with their fellow directors.

•	The leading proxy advisory firms ISS and Glass Lewis staunchly support proxy access.

As a long-term shareholder, I am committed to my investment in the Company. As such, I strongly believe it is time to take urgent action to address the Company’s sales-related challenges. A commitment from the Board to pursue an accelerated path towards increasing net site count, material net revenue growth (outside of its largest customer), and a laser focus on efficient sales execution is urgently needed.

I look forward to the Board’s prompt consideration of my proposals to nominate myself as a candidate for election to the Board of Directors of the Company and to grant greater access for shareholder-proposed director nominees via proxy access. I believe the approval of both proposals will reward shareholders with the opportunity for significant value creation.

Sincerely,

Sean Gordon (email: srg4investing@gmail.com)

1 In accordance with Section 2.1 of the bylaws of the Company, additional disclosures are provided in Exhibit A.

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Exhibit A

Company Bylaws & Corporate Governance Guidelines - additional disclosures as follows:

A.	About the nominee:

Sean Gordon (Age 48) 30 East 9th Street, Apt 1F New York, New York 10003 Email: srg4investing@gmail.com * same address for business & residential

B.	Principal Occupation: Private Investor

C.	I am the direct owner of 217,500 shares of common stock of the Company. I have no material interest in the Company other than being a direct owner of 5% or more of the Company’s shares.

D.	I have no arrangements or understandings with any other nominee nor with any other person or persons pursuant to which the nominations are to be made.

E.	I represent that I have no arrangements with the Company, its Board of Directors, or others. I further represent that I have no relationship with any of the Company’s customers, suppliers, or competitors.

F.	I consent to section III, item 2 of the Company’s Corporate Governance Guidelines and will gladly answer any questions regarding my qualifications.

G.	In honor of the SEC’s former attempt to establish mandatory proxy access, I disclose that I have held a minimum of 3% of the Company’s stock over the past 3 years and plan to continue to do so through the 2018 shareholder meeting, per SEC Rule 14a-11.

H.	Timely Notice has been given, as it is not less than ninety (90) or more than one hundred twenty (120) calendar days in advance of the anniversary of the date of the previous year’s proxy statement, which was on April 28, 2017.

I.	I consent that if I am elected at the 2018 annual meeting of stockholders to serve on the Board of Directors, I will serve in this capacity. Signed:

J.	I consent that I don’t have any other related pertinent information to disclose.

Sincerely,

Sean Gordon

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